Exhibit 99.1

Entrée Resources Announces Third Quarter 2018 Results

VANCOUVER, Nov. 8, 2018 /CNW/ - Entrée Resources Ltd. (TSX:ETG; NYSE American:EGI – the "Company" or "Entrée") has today filed its interim financial results for the third quarter ended September 30, 2018. All numbers are in U.S. dollars unless otherwise noted.

Q3 2018 HIGHLIGHTS

Entrée/Oyu Tolgoi JV Property – Mongolia
On November 1, 2018, Turquoise Hill Resources Ltd. ("Turquoise Hill") provided the following update on underground development on the Oyu Tolgoi mining licence. The Oyu Tolgoi project includes two separate land holdings: the Oyu Tolgoi mining licence, which is held by Entrée's joint venture partner Oyu Tolgoi LLC ("OTLLC") and the Entrée/Oyu Tolgoi JV Property, which is a partnership between Entrée and OTLLC:

  During Q3 2018, underground lateral development progressed 3.0 equivalent kilometres for a cumulative total of 15.7 equivalent kilometres since project restart. Until the completion of Shaft 2, Oyu Tolgoi is expected to experience similar, but not increased, development rates as seen in Q3 2018.
  By the end of 2018, underground development is expected to have completed approximately 11 kilometres of equivalent development through a mixture of mass excavation and lateral development.
  During Q3 2018, Shaft 2 collar doors and controls were commissioned and mechanical installation of the rock breaker on the shaft's jaw crusher was completed. Also, development of the convey-to-surface decline continued to progress with the permanent ventilation facility being commissioned and becoming operational.
  Rio Tinto International Holdings Ltd. ("Rio Tinto"), in its role as manager of Oyu Tolgoi, has undertaken its second annual schedule and cost re-forecast for the project and, based on preliminary results, has notified Turquoise Hill of a delay to achievement of sustainable first production from the Oyu Tolgoi mining licence which is now expected to occur by the end of Q3 2021 instead of Q1 2021. This is a result of certain delays including, but not limited to, the completion of Shaft 2, which includes over four months of schedule contingency, and challenging ground conditions. At this time, Entrée has no information to suggest that this will impact timing of future development or production schedules on the Entrée/Oyu Tolgoi JV Property.
  First draw bell remains on track for mid-2020, partly due to a change in the draw bell sequencing strategy.
  Per the Oyu Tolgoi Investment Agreement, OTLLC has been exploring two domestic power options – a power plant built and operated by OTLLC at the mine site or an independent power producer located at the Tavan Tolgoi coal field. A final decision on the outcome, cost and financing of a domestic power supply has not been concluded.

Corporate

  Q3 2018 net loss was $0.4 million which was an increase compared to Q3 2017 ($0.1 million) due mainly to foreign exchange variances on the cash balance. For the 2018 year to date, net loss was $1.2 million which is a reduction of 43% compared to the same period of 2017 ($2.1 million). The reduction in the year to date net loss was due to the sale of the Company's 0.5% net smelter returns royalty on the Cañariaco project in Peru in Q2 2018 and lower administration costs in the current periods.
  Q3 2018 operating cash outflow after working capital was $0.2 million as compared to $0.6 million in Q3 2017 and for the 2018 year to date, operating cash outflow after working capital was $1.0 million compared to $2.4 million in the same period of 2017. The reduction in operating cash outflow after working capital was due to lower net losses in the current periods.
  The cash balance as at September 30, 2018 was $6.0 million.

OUTLOOK AND STRATEGY

Entrée/Oyu Tolgoi JV Property
With the completion and filing of its updated technical report titled "Entrée/Oyu Tolgoi Joint Venture Project, Mongolia, NI 43-101 Technical Report" with an effective date of January 15, 2018 prepared by Amec Foster Wheeler (the "2018 Technical Report") in Q1 2018, the Company is now focused on:

  Assessing opportunities to crystallize value ahead of production from the Entrée/Oyu Tolgoi JV Property.
  Streamlining Entrée's joint venture interest.
  Educating the market about the opportunities associated with Entrée's interest in the Entrée/Oyu Tolgoi JV Property.
  Working with Entrée's joint venture partner to advance any exploration opportunities on the Entrée/Oyu Tolgoi JV Property that may exist, including several near surface targets that have been identified.

Corporate

  The Company remains focused on maximizing investor awareness of the results of the 2018 Technical Report and what this report means to the Company and all stakeholders, both current and potential.
  Corporate costs, which include Mongolian site management and compliance costs, remain estimated to be between $1.2 million and $1.5 million for the full 2018 year.

The Company's interim financial statements and Management's Discussion and Analysis ("MD&A") are available on the Company's website at www.EntreeResourcesLtd.com, on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

QUALIFIED PERSON

Robert Cinits, P.Geo., Entrée's Vice President, Corporate Development, a Qualified Person as defined by National Instrument 43-101 – Standards of Disclosure for Mineral Projects, has approved the technical information in this release.  For further information on the Entrée/Oyu Tolgoi JV Property, see the Company's Technical Report, titled "Entrée/Oyu Tolgoi Joint Venture Project, Mongolia, NI 43-101 Technical Report", with an effective date of January 15, 2018, available on SEDAR at www.sedar.com.

ABOUT ENTRÉE RESOURCES LTD.

Entrée Resources Ltd. is a well-funded Canadian mining company with a unique carried joint venture interest on a significant portion of one of the world's largest copper-gold projects – the Oyu Tolgoi project in Mongolia.  Entrée has a 20% or 30% carried participating interest in the Entrée/Oyu Tolgoi joint venture, depending on the depth of mineralization. Sandstorm Gold Ltd., Rio Tinto and Turquoise Hill are major shareholders of Entrée, holding approximately 16%, 9% and 8% of the shares of the Company, respectively.  More information about Entrée can be found at www.EntreeResourcesLtd.com.

This News Release contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 and forward-looking information within the meaning of applicable Canadian securities laws with respect to corporate strategies and plans; uses of funds; the value and potential value of assets and the ability of Entrée to maximize returns to shareholders; timing and status of development of the Oyu Tolgoi underground mine; plans for future exploration and/or development programs and budgets; anticipated business activities; proposed acquisitions and dispositions of assets; and future financial performance.

In certain cases, forward-looking statements and information can be identified by the use of words such as "plans", "expects" or "does not expect", "is expected", "budgeted", "scheduled", "estimates", "forecasts", "intends", "anticipates", or "does not anticipate" or "believes" or variations of such words and phrases or statements that certain actions, events or results "may", "could", "would", "might", "will be taken", "occur" or "be achieved". While the Company has based these forward-looking statements on its expectations about future events as at the date that such statements were prepared, the statements are not a guarantee of Entrée's future performance and are based on numerous assumptions regarding present and future business strategies, local and global economic conditions, and the environment in which Entrée will operate in the future, including the price of copper, gold and silver, anticipated capital and operating costs, anticipated future production and cash flows and the status of Entrée's relationship and interaction with the Government of Mongolia, OTLLC, Rio Tinto and Turquoise Hill on the Entrée/Oyu Tolgoi joint venture and the continued development of the Entrée/Oyu Tolgoi JV Property. With respect to the development of the Oyu Tolgoi underground mine, important risks, uncertainties and factors which could cause actual results to differ materially from future results expressed or implied by such forward-looking statements and information include, amongst others, the timing and cost of the construction and expansion of mining and processing facilities; the timing and availability of a long term domestic power source for the Oyu Tolgoi underground mine (or the availability of financing for OTLLC to construct such a source); the ability of OTLLC to secure and draw down on the supplemental debt under the Oyu Tolgoi project finance facility and the availability of additional financing on terms reasonably acceptable to OTLLC, Turquoise Hill and Rio Tinto to further develop Oyu Tolgoi; delays, and the costs which would result from delays, in the development of the underground mine; projected copper, gold and silver prices and demand; and production estimates and the anticipated yearly production of copper, gold and silver at the Oyu Tolgoi underground mine.

Other uncertainties and factors which could cause actual results to differ materially from future results expressed or implied by forward-looking statements and information include, amongst others, unanticipated costs, expenses or liabilities; discrepancies between actual and estimated production, mineral reserves and resources and metallurgical recoveries; development plans for processing resources; matters relating to proposed exploration or expansion; mining operational and development risks; the size, grade and continuity of deposits not being interpreted correctly from exploration results; the results of preliminary test work not being indicative of the results of future test work; fluctuations in commodity prices and demand; changing foreign exchange rates; actions by Rio Tinto, Turquoise Hill and OTLLC and by government authorities including the Government of Mongolia; the availability of funding on reasonable terms; the impact of changes in interpretation to or changes in enforcement of laws, regulations and government practices, including laws, regulations and government practices with respect to mining, foreign investment, royalties and taxation; the terms and timing of obtaining necessary environmental and other government approvals, consents and permits; the availability and cost of necessary items such as water, skilled labour, transportation and appropriate smelting and refining arrangements; unanticipated reclamation expenses; geotechnical or hydrogeological considerations during mining being different from what was assumed; changes to assumptions as to the availability of electrical power, and the power rates used in operating cost estimates and financial analyses; changes to assumptions as to salvage values; ability to maintain the social licence to operate; and misjudgements in the course of preparing forward-looking statements.

In addition, there are also known and unknown risk factors which may cause the actual results, performance or achievements of Entrée to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements and information. Such factors include, among others, risks related to international operations, including legal and political risk in Mongolia; risks associated with changes in the attitudes of governments to foreign investment; risks associated with the conduct of joint ventures; global financial conditions; changes in project parameters as plans continue to be refined; inability to upgrade Inferred mineral resources to Indicated or Measured mineral resources; inability to convert mineral resources to mineral reserves; conclusions of economic evaluations; future prices of copper, gold, silver and molybdenum; failure of plant, equipment or processes to operate as anticipated; accidents, labour disputes and other risks of the mining industry; delays in obtaining government approvals, permits or licences or financing or in the completion of development or construction activities; environmental risks; title disputes; limitations on insurance coverage; as well as those factors discussed in the Company's most recently filed MD&A and in the Company's Annual Information Form for the financial year ended December 31, 2017, dated March 8, 2018 filed with the Canadian Securities Administrators and available at www.sedar.com. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. The Company is under no obligation to update or alter any forward-looking statements except as required under applicable securities laws.

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SOURCE Entrée Resources

View original content: http://www.newswire.ca/en/releases/archive/November2018/08/c4117.html

%CIK: 0001271554

For further information: David Jan, Investor Relations, Entrée Resources Ltd., Tel: 604-687-4777 | Toll Free: 1-866-368-7330, E-mail: djan@EntreeResourcesLtd.com

CO: Entrée Resources

CNW 16:30e 08-NOV-18